**Exhibit 10.11**

AMERI METRO, INC. / HSR TECHNOLOGIES, INC.
LICENSING OF INTELLECTUAL PROPERTY

**TERM SHEET**

Ameri Metro ,Inc."), a [Delaware] corporation, with offices, at 3501 Concord Road, Suite 100a, York PA 17402 and HSR Technologies, Inc. ("**HSR TEC**"), a Wyoming corporation with corporation with offices at offices at 3501 Concord Road, Suite 100, York PA 17402 are entering into this term sheet (the **"Term Sheet"**) as of April 16, 2012, which sets forth (i) certain potential terms of the usage licensing agreement by Ameri Metro of certain intellectual property of HSR Technologies, Inc. and (ii) certain binding obligations mutually agreed upon by the parties, each as more fully described below.

1) The Property

All intellectual property (the "**Property**") contained in United States Patent Nos. 5,996,901 and 7931210B1 (the "**Patents**"), solely in connection with rail tie/sleeper and any other inventions and discoveries available to AMERI METRO necessary for the exploitation of the Patents, solely in connection with rail products.

"Property" includes all copyrights and trademarks related to the Patents owned by or to be owned by HSR TEC, as well as derivatives, imitations, adaptations, reproductions and exploitations owned by HSR TEC, and all goodwill associated with each of the items set forth herein, solely in connection with rail ties/sleepers.

The Property does not include any uses or applications of the Patents that are unrelated to rail tie/sleeper, which if not retained by AMERI METRO by virtue of the definitive documents, will be subject to the AMERI METRO License set forth below.

2) The licensing agreement Price

Eight Million Dollars ($8,000,000) Per national (country) licensing.

With the exception of the Earnest Deposit (as defined herein), the Purchase Price shall be paid in immediately accessible funds in United States dollars.

3) AMERI METRO License

Notwithstanding the foregoing, HSR TEC will grant AMERI METRO an irrevocable, perpetual, exclusive license to exploit the Property in Asia and India in connection with all applications, including rail products.

Furthermore, if necessary, HSR TEC will grant AMERI METRO an irrevocable, perpetual, worldwide, exclusive license to exploit the Property in connection with any products or applications other than railway products and applications.

4) Confidentiality

Each Party agrees that, except with the prior written permission of the other Party, or except as otherwise required by law, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone (except for its advisors, representatives, or investors, who shall agree to be bound by the provisions of this paragraph) any confidential information, knowledge or data concerning or relating to the business or financial affairs of the other Party or the Property.

5) No Publicity

Except as required by law, or with their mutual consent, the parties agree that this Term Sheet and the transactions set forth herein shall be kept confidential and no public announcement of this transaction shall be made. Notwithstanding the foregoing, HSR TEC shall have the right to make any disclosure or filing that is required by any applicable exchange listing standards or under federal securities laws.

HSR Technologies, Inc. acknowledges that [Ameri Metro, Inc.] may be required to file this Term Sheet with the United States Securities and Exchange Commission following execution hereof.

6) Exclusivity

Upon payment in form of 105,000 nonrefundable shares and payment in form of added 5000 refundable shares of Ameri Metro, Inc. (the "Earnest Deposit") to HSR Technologies, Inc. from HSR TEC, the parties agree to deal exclusively with each other in respect of the sale or transfer of the Property from the date hereof until August 1, 2012 (the "**Exclusivity Period**").

During this Exclusivity Period neither AMERI METRO, nor any of its respective affiliates, representatives, advisors, or agents, shall, directly or indirectly, shop, market, solicit, pursue, or deal with any third party with respect to any transaction involving a transfer, sale, partnership, hypothecation, merger, or other transaction involving the ownership or control of the Property (in connection with rail products) or of any entity that owns or controls the Property or which would otherwise be inconsistent with, or delay the consummation of the transactions contemplated by this Term Sheet.

Notwithstanding the immediately preceding terms, nothing herein shall prevent HSR TEC from releasing information, subject to a confidentiality agreement in a form reasonably acceptable to AMERI METRO, to third parties that it reasonably wishes to approach to provide debt or equity financing to consummate the transaction contemplated herein.

HSR TEC hereby agrees to pay the reasonable and customary legal costs and fees incurred by AMERI METRO's legal counsel in furtherance of or related to the closing of the transactions set forth herein.

AMERI METRO's corporate and securities counsel whose current rates per hour are set forth below:

7) AMERI METRO
Legal Fees

- Shareholders: $400-500/hour
- Counsel: $350-450/hour
- Other Attorneys: $250-400/hour
- Paralegals: $125-175/hour

HSR TEC acknowledges and agrees that AMERI METRO may have to retain legal counsel specializing in taxation issues in order to assist with the completion of definitive documents. AMERI METRO agrees that the hourly rates and fees of such tax counsel will be reasonable and customary.

HSR TEC acknowledges and agrees that such payment by it to AMERI METRO's counsel shall not provide any grounds for HSR TEC to attempt to interfere with AMERI METRO's counsel's independent legal and professional judgment or with the lawyer-client relationship between AMERI METRO and its counsel. HSR TEC further acknowledges and accepts that all information relating to the legal representation of AMERI METRO will be protected by its counsel as required by Attorney Client privilege.

This Agreement shall be interpreted in accordance with the laws of the State of Pennsylvania, applicable to agreements executed and to be wholly performed therein.

Each party hereto irrevocably submits and consents to the jurisdiction and venue of any Pennsylvania state court or federal court sitting in York Pennsylvania county over any action or proceeding arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts.

8) Governing Law

The Parties shall provide written notice to each other relating to this Agreement, at the addresses set forth in the introductory paragraph of this Agreement.

Notices sent via U.S. mail will be deemed effective five days after such notice has been placed in the exclusive custody of the U. S. Post Office. Notices sent via overnight delivery will be deemed effective one day after





being sent via nationally recognized overnight delivery service. Notices sent via two-day delivery will be deemed effective two days after being sent via nationally recognized overnight delivery service.

9) Notices

This Term Sheet may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. agreement (including email transmission via Adobe Acrobat or similar)

This Term Sheet contains the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings, and understandings, oral or written, relating to such subject matter.

10) Counterparts

This term sheet does not reflect any binding commitment on either AMERI METRO or HSR TEC to participate in the sale or purchase of the Property. Unless and until definitive documents have been duly executed by the parties, no party shall have any liability or obligation to the other with respect to the subject matter set forth in Sections 1, 2 and 3 hereof.

11) Entire Agreement

Notwithstanding the foregoing, Sections 4, 5, 6, 7, 8, 9, 10, 11 and 13 hereof are intended to create a mutually binding obligation between the parties, upon execution hereof the provisions of these Sections will be in full force and effect and will survive the termination of the Term Sheet.

12) Binding Provisions

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

HSR TECHNOLOGIES, INC.	Ameri Metro, Inc.
[signature]	[signature] CFO.
Name:	Name: NARESH G. MIRCHANDANI
Title: President	Title: CFO

Amendment to Licensing of Intellectual Property

Ameri Metro, Inc. / HSR Technologies, Inc.

This amendment is made this 25 day of July 2012, to an agreement dated April 16 2012 called Licensing of Intellectual Property. Amendment is to extend the dead line of August 1st 2012 to December 31 2012 FOR FEE. The fee is in the form of 10,000 shares of Ameri metro from AMERI METRO TO HSR Technologies, Inc.

Binding Provision

IN WITNESS WHEREOF, the parties hereto have executed this amendment as of this day and year first above Written.

HSR TECHNOLGIES, INC.   AMERI METRO, INC.

   

NAME: NAME: NARESH G- MIRCHANDANI

Title CEO   Title CFO .

NP&G INNOVATIONS / HSR TEC
SALE OF INTELLECTUAL PROPERTY

TERM SHEET

NP&G Innovation, Inc. ("**NPG**"), a New York corporation, with offices at <u>67 Albany Street, Cazenovia, NY 13035</u>, and HSR Technologies, Inc. ("**HSR TEC**"), a Wyoming corporation with corporation with offices at offices at <u>3501 Concord Road, Suite 100, York PA 17402</u> are entering into this term sheet (the "**Term Sheet**") as of April 16, 2012, which sets forth (i) certain potential terms of the acquisition by HSR TEC of certain intellectual property of NPG and (ii) certain binding obligations mutually agreed upon by the parties, each as more fully described below.

1) The Property	All intellectual property (the "**Property**") contained in United States Patent Nos. 5,996,901 and 7931210B1 (the "**Patents**"), solely in connection with rail tie/sleeper and any other inventions and discoveries available to NPG necessary for the exploitation of the Patents, solely in connection with rail products.
	"Property" includes all copyrights and trademarks related to the Patents owned by NPG, as well as derivatives, imitations, adaptations, reproductions and exploitations owned by NPG, and all goodwill associated with each of the items set forth herein, solely in connection with rail ties/sleepers.
	The Property does not include any uses or applications of the Patents that are unrelated to rail tie/sleeper, which if not retained by NPG by virtue of the definitive documents, will be subject to the NPG License set forth below.
2) The Purchase Price	Eight Million Dollars ($8,000,000)
	With the exception of the Earnest Deposit (as defined herein), the Purchase Price shall be paid in immediately accessible funds in United States dollars.
3) NPG License	Notwithstanding the foregoing, HSR TEC will grant NPG an irrevocable, perpetual, exclusive license to exploit the Property in Asia and India in connection with all applications, including rail products.
	Furthermore, if necessary, HSR TEC will grant NPG an irrevocable, perpetual, worldwide, exclusive license to exploit the Property in connection with any products or applications other than railway products and applications.
4) Confidentiality	Each Party agrees that, except with the prior written permission of the other Party, or except as otherwise required by law, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone (except for its advisors, representatives, or investors, who shall agree to

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be bound by the provisions of this paragraph) any confidential information, knowledge or data concerning or relating to the business or financial affairs of the other Party or the Property.

5) No Publicity

Except as required by law, or with their mutual consent, the parties agree that this Term Sheet and the transactions set forth herein shall be kept confidential and no public announcement of this transaction shall be made. Notwithstanding the foregoing, HSR TEC shall have the right to make any disclosure or filing that is required by any applicable exchange listing standards or under federal securities laws.

NPG acknowledges that Ameri Metro, Inc. may be required to file this Term Sheet with the United States Securities and Exchange Commission following execution hereof.

6) Exclusivity

Upon payment in form of 5,000 non refundable shares and payment in form of 5,000 refundable shares of Ameri Metro, Inc. (the "Earnest Deposit") to NPG from HSR TEC, the parties agree to deal exclusively with each other in respect of the sale or transfer of the Property from the date hereof until August 1, 2012 (the "**Exclusivity Period**").

HSR represents and warrants that the current value of the Ameri Metro shares (the "Shares") is $40 per share. HSR further agrees to indemnify and hold NPG harmless for any diminution in the value of the Shares below $40. For avoidance of doubt, if at the time NPG sells any portion of its Shares, the price per Share is $30, HSR shall pay NPG $10 per Share sold.

During this Exclusivity Period neither NPG, nor any of its respective affiliates, representatives, advisors, or agents, shall, directly or indirectly, shop, market, solicit, pursue, or deal with any third party with respect to any transaction involving a transfer, sale, partnership, hypothecation, merger, or other transaction involving the ownership or control of the Property (in connection with rail products) or of any entity that owns or controls the Property, or which would otherwise be inconsistent with, or delay the consummation of the transactions contemplated by this Term Sheet.

Notwithstanding the immediately preceding terms, nothing herein shall prevent HSR TEC from releasing information, subject to a confidentiality agreement in a form reasonably acceptable to NPG, to third parties that it reasonably wishes to approach to provide debt or equity financing to consummate the transaction contemplated herein.

7) NPG Legal Fees

HSR TEC hereby agrees to pay the reasonable and customary legal costs and fees incurred by NPG's legal counsel in furtherance of or related to the closing of the transactions set forth herein.

9) BLS Legal Fees

HSR TEC hereby agrees to pay the reasonable and customary legal costs and fees incurred by BLS's legal counsel in furtherance of or related to the closing of the transactions set forth herein.

BLS's corporate and securities counsel is Homeier & Law, P.C., whose current rates per hour are set forth below:
- Shareholders: $400-500/hour
- Counsel: $350-450/hour
- Other Attorneys: $250-400/hour
- Paralegals: $125-175/hour

BLS's intellectual property counsel is the Law Offices of Renee S. Rutkowski, whose current rates are $200 per hour.

HSR TEC acknowledges and agrees that BLS may have to retain legal counsel specializing in taxation issues in order to assist with the completion of definitive documents. BLS agrees that the hourly rates and fees of such tax counsel will be reasonable and customary.

HSR TEC acknowledges and agrees that such payment by it to BLS's counsel shall not provide any grounds for HSR TEC to attempt to interfere with BLS's counsel's independent legal and professional judgment or with the lawyer-client relationship between BLS and its counsel. HSR TEC further acknowledges and accepts that all information relating to the legal representation of BLS will be protected by its counsel as required by Attorney Client privilege.

10) Governing Law

This Agreement shall be interpreted in accordance with the laws of the State of Pennsylvania, applicable to agreements executed and to be wholly performed therein.

Each party hereto irrevocably submits and consents to the jurisdiction and venue of any New York state court or federal court sitting in New York county over any action or proceeding arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts.

11) Notices

The Parties shall provide written notice to each other relating to this Agreement, at the addresses set forth in the introductory paragraph of this Agreement.

Notices sent via U.S. mail will be deemed effective five days after such notice has been placed in the exclusive custody of the U. S. Post Office. Notices sent via overnight delivery will be deemed effective one day after being sent via nationally recognized overnight delivery service. Notices sent via two-day delivery will be deemed effective two days after being sent via nationally recognized overnight delivery service.

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12) Counterparts

This Term Sheet may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature (including email transmission via Adobe Acrobat or similar) and in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13) Entire Agreement

This Term Sheet contains the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings, and understandings, oral or written, relating to such subject matter.

14) No Commitment Regarding the Transfer of the Property

This term sheet does not reflect any binding commitment on either BLS or HSR TEC to participate in the sale or purchase of the Property. Unless and until definitive documents have been duly executed by the parties, no party shall have any liability or obligation to the other with respect to the subject matter set forth in Sections 1, 2, 3, 4 and 5 (not including the Earnest Deposit) hereof.

15) Binding Provisions

Notwithstanding the foregoing, Sections 5 (solely with respect to the Earnest Deposit), 6, 7, 8, 9, 10, 11, 12, 13 and 15 hereof are intended to create a mutually binding obligation between the parties, upon execution hereof the provisions of these Sections will be in full force and effect and will survive the termination of the Term Sheet.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BLS CONSULTANTS, INC.   HSR TEC, INC.

_____   _____
Name: Cal Nichols   Name: Shah Mathias
Title: Title: CE·O

BLS CONSULTANTS / HSR TEC
SALE OF INTELLECTUAL PROPERTY

TERM SHEET

BLS Consultants, Inc. ("BLS"), a New York corporation, with offices at 67 Albany Street, Cazenovia, NY 13035, and HSR Technologies, Inc. ("HSR TEC"), a Wyoming corporation with corporation with offices at offices at 3501 Concord Road, Suite 100, York PA 17402 are entering into this term sheet (the "**Term Sheet**") as of April 16, 2012, which sets forth (i) certain potential terms of the acquisition by HSR TEC of certain intellectual property of BLS and (ii) certain binding obligations mutually agreed upon by the parties, each as more fully described below.

1) The Property

All intellectual property (the "**Property**") contained in United States Provisional Patents (the "**Patents**") to be filed by BLS, solely in connection with improvements to rail tie/sleeper devices and any other inventions and discoveries available to BLS necessary for the exploitation of the Patents, solely in connection with rail products.

"Property" includes all copyrights and trademarks related to the Patents owned by BLS, as well as derivatives, imitations, adaptations, reproductions and exploitations owned by BLS, and all goodwill associated with each of the items set forth herein, solely in connection with rail ties/sleepers.

The Property does not include any uses or applications of the Patents that are unrelated to improvements to rail tie/sleeper devices, which if not retained by BLS by virtue of the definitive documents, will be subject to the BLS License set forth below.

2) The Purchase Price

A royalty of Twenty-Five cents ($0.25) (the "**Royalty**") per foot of rail tie (also known as "sleeper") incorporating the Property (or any other product incorporating the Property), sold by HSR TEC (with the exception of up to 10,000 rail ties sold to Ameri Metro Inc., an affiliate of HSR, for its own use), payable in quarterly installments, within 45 days of the end of each calendar quarter.

The Royalty shall be payable for a term of seven years (the "**Royalty Term**"), commencing on the delivery date of the first rail tie sold to a third party (not Ameri Metro, Inc.) in a bona fide transaction for value.

Notwithstanding the foregoing, upon the commencement of the Royalty Term for a period of four years, HSR shall pay a minimum Royalty of at least $6500 per quarter. Upon the fourth anniversary of the Royalty Term until the end of the Royalty Term, HSR shall pay a minimum Royalty of at least $106,250 per quarter.

If the Royalty is not paid when due, a late fee of 5% shall be assessed each month on the outstanding balance, but in no event shall such fee

1

exceed legal usury limits.

The Royalty shall be paid in immediately accessible funds in United States dollars.

3) BLS License

Notwithstanding the foregoing, HSR TEC will grant BLS an irrevocable, perpetual, exclusive license to exploit the Property in Asia and India in connection with all applications, including rail products.

Furthermore, if necessary, HSR TEC will grant BLS an irrevocable, perpetual, worldwide, exclusive license to exploit the Property in connection with any products or applications other than railway products and applications.

4) Statements and Audit Rights

Each quarter, together with the payment of the Royalty, HSR TEC shall deliver a balance sheet; sales report and royalty statement (collectively "Financial Statements") to BLS containing a detailed itemization of all products sold which incorporate the Property and clearly delineating the calculation of the Royalty.

Each year, within 90 days of the end of the year, HSR TEC shall deliver audited year-end Financial Statements confirming the quarterly Financial Statements and reconciling any discrepancies in past statements and payments.

BLS shall have the right, at its expense, to annually audit the books and records of HSR TEC, as they relate to the Property and its exploitation, during normal business hours, upon five-business day's notice. Should BLS discover a discrepancy in HSR TEC's books and records revealing the payment BLS received to be at least ten percent less than the proper payment specified herein, HSR TEC shall pay the (i) amount due, (ii) applicable late fees and (iii) reasonable costs and expenses of BLS's accountant.

5) Consulting Services

HSR TEC shall enter into a Consulting Agreement with BLS for the services of Cal Nichols. Mr. Nichols duties pursuant to the Consulting Agreement shall include, but shall not be limited to, the following: finalizing test criteria working with Transportation Technology Center (testing to be conducted to meet AREMA standards, will be lateral fatigue and 100 million ton in track field test); the amount of 120 ties will need to be assembled; all treads, adhesives, fasteners and labor to be arranged; and patent filings and protection of new intellectual property.

HSR shall pay a monthly fee of $25,000 for the services to BLS, with a deposit (the "**Earnest Deposit**") for the first two months of the contract (or $50,000) due and payable upon execution hereof.

The Consulting Agreement shall have a two-year term, renewable thereafter in successive one year terms unless either party provides at least 30 days notice to the other party of its intention not to renew the Consulting Agreement. The Consulting Agreement shall contain such terms and conditions as are customary for consulting/employment agreements of this type entered into pursuant to the sale of assets.

6) Confidentiality

Each Party agrees that, except with the prior written permission of the other Party, or except as otherwise required by law, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone (except for its advisors, representatives, or investors, who shall agree to be bound by the provisions of this paragraph) any confidential information, knowledge or data concerning or relating to the business or financial affairs of the other Party or the Property.

7) No Publicity

Except as required by law, or with their mutual consent, the parties agree that this Term Sheet and the transactions set forth herein shall be kept confidential and no public announcement of this transaction shall be made. Notwithstanding the foregoing, HSR TEC shall have the right to make any disclosure or filing that is required by any applicable exchange listing standards or under federal securities laws.

BLS acknowledges that Ameri Metro, Inc. may be required to file this Term Sheet with the United States Securities and Exchange Commission following execution hereof.

8) Exclusivity

Upon payment of the Earnest Deposit to BLS from HSR TEC, the parties agree to deal exclusively with each other in respect of the sale or transfer of the Property from the date hereof until August 1, 2012 (the "**Exclusivity Period**").

During this Exclusivity Period neither BLS, nor any of its respective affiliates, representatives, advisors, or agents, shall, directly or indirectly, shop, market, solicit, pursue, or deal with any third party with respect to any transaction involving a transfer, sale, partnership, hypothecation, merger, or other transaction involving the ownership or control of the Property (in connection with rail products) or of any entity that owns or controls the Property, or which would otherwise be inconsistent with, or delay the consummation of the transactions contemplated by this Term Sheet.

Notwithstanding the immediately preceding terms, nothing herein shall prevent HSR TEC from releasing information, subject to a confidentiality agreement in a form reasonably acceptable to BLS, to third parties that it reasonably wishes to approach to provide debt or equity financing to consummate the transaction contemplated herein.

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delivered by facsimile signature (including email transmission via Adobe Acrobat or similar) and in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11) Entire Agreement

This Term Sheet contains the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings, and understandings, oral or written, relating to such subject matter.

12) No Commitment Regarding the Transfer of the Property

This term sheet does not reflect any binding commitment on either NPG or HSR TEC to participate in the sale or purchase of the Property. Unless and until definitive documents have been duly executed by the parties, no party shall have any liability or obligation to the other with respect to the subject matter set forth in Sections 1, 2 and 3 hereof.

13) Binding Provisions

Notwithstanding the foregoing, Sections 4, 5, 6, 7, 8, 9, 10, 11 and 13 hereof are intended to create a mutually binding obligation between the parties, upon execution hereof the provisions of these Sections will be in full force and effect and will survive the termination of the Term Sheet.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

NP&G INNOVATIONS, INC   HSR TEC, INC.

_____   _____
Name: Cal Nichols   Name: Shah Mathias
Title: President   Title: CEO

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NP&G
INNOVATIONS



Cal Nichols   Lu Gilbert   Jim Pike   www.NPGInnovations.com | 315.655.4858

NP&G INNOVATIONS



Stronger than Plastic | Safer than Wood | More resilient than Concrete | Smart Design flexibility | Lighter than concrete by 50% | Environmentally friendly | Made from recycled waste | Made in America

Tire-Tie™: Product Summary
- Patented Tire-Tie™ provides an alternative rail tie concept
- Improved life cycle costs
- Overcomes problems associated with the other alternatives
- Virtually unlimited supply of tire material
- "Green" credits are likely
- Design concept customizable to specific application requirements
- Can be matched to other ties for intermixing
- Cost per length will be constant, significantly < wood
- Prototype samples have been lab test validated against AREMA recommended functional attributes
- More design optimization is possible from the prototype design for lower cost lower weight and improved performance
- Prototypes currently on field test on NYSW short line
- Cost competitive Market need exists

Cost
- Total life cycle cost will be lower than incumbents
- Durability will be longer than wood, equal to or better than concrete, plastic, laminated, steel.....
- high life materials
- steel sealed from environment
- Acquisition cost will competitive with the other alternatives
- Negative cost for tire resource
- Robust, high volume manufacturing processes are readily available
- Design flexibility enables rail fastening cost reduction
- Tire-Ties™ will be recyclable

Competition
Concrete:
Concrete remains most widely used alternative
- Special handling needs
- 800lbs standard weight
- Cannot be interspersed with other ties
Plastic:
- Plastic continues to acquire market position
- Structurally weaker than any other tie
- Weight similar to wood
- Tie Tek leads market by 1 million UP order

Other Potential Markets:
- Industrial Sites
- Scenic Lines
- Mass Transit
- Man hole extender
- Rubble strips
- Bumper stops

Cal Nichols   Lu Gilbert   Jim Pike   www.NPGInnovations.com | 315.655.4858